Ventavis(R) receives a positive opinion from CPMP


Berlin, May 23, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Ventavis(R), a product for the treatment of patients with primary pulmonary hypertension, received a positive opinion from the Committee of Proprietary Medicinal Products (CPMP). CPMP is the scientific committee for human medicinal products of the European Agency for the Evaluation of Medicinal Products (EMEA). The European Commission is expected to decide on the legal approval of Ventavis(R) in the second half of 2003 based on this recommendation.

Ventavis(R) is the eleventh orphan medicinal product to receive a CPMP positive opinion after it was designated as an orphan medicinal product in December 2000.

The active substance of Ventavis(R) is iloprost, a synthetic prostacyclin analogue. The pharmacological effects after inhalation of Ventavis(R) are direct vasodilatation of the pulmonary arterial bed with consecutive significant improvement of pulmonary artery pressure, pulmonary vascular resistance and cardiac output as well as mixed venous oxygen saturation.

About the study
The benefits of Ventavis(R) include improvements in exercise capacity and symptoms. A randomized, double-blind, multi-center, placebo-controlled phase III trial has been conducted in 203 adult patients with stable pulmonary hypertension. Inhaled iloprost (or placebo) was added to patients' current therapy, which could include a combination of anticoagulants, vasodilators (e.g. calcium channel blockers), diuretics, oxygen, and digitalis, but not prostacyclin or its analogues.

The primary efficacy endpoint defined for this study, was a combined response criterion consisting of improvement in exercise capacity (6 minute walk test) at 12 weeks by at least 10% versus baseline, and improvement by at least one NYHA class at 12 weeks versus baseline, and no deterioration of pulmonary hypertension or death at any time before 12 weeks. The rate of responders to iloprost was 16,8% and the rate of responders in the placebo group was 4,9% (p=0,007).

A prespecified subgroup analysis of 49 patients with primary pulmonary hypertension receiving treatment with inhaled iloprost for 12 weeks showed a mean increase in the 6-minute walk test of 44.7 meters from a baseline mean value of 329 meters vs. a change of -7,4 meters from a baseline mean value of 324 meters in the placebo group (46 patients in the placebo group).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de

Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng



Schering to develop novel MR imaging agents with EPIX

Berlin, May 27, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and EPIX Medical Inc., Cambridge, USA (Nasdaq: EPIX) have agreed to investigate new approaches for innovative MRI (magnetic resonance imaging) contrast media. The research and development activities will focus on novel targeting MRI contrast agents, which could be used in specific imaging fields, such as cardiovascular disease and cancer.

"Schering is the world market leader in the contrast media business with an outstanding performance in the MRI contrast media market," said Hans-Michael Rook, Head of Diagnostics&Radiopharmaceuticals of Schering AG. "The collaboration with EPIX is part of our long term strategy to secure and expand our position in MRI imaging and, in particular, to open new markets with organ and disease specific MRI contrast media serving the growing need for more specific contrast media in the rapidly expanding area of molecular medicine."

Schering and EPIX will interlock their existing research capacities and know-how in the field of novel MRI. The research program is scheduled to last three years with the possibility to extend the agreement for another two years. Schering has an option to the worldwide exclusive marketing rights for all development candidates emerging from this cooperation.

In addition, Schering and EPIX signed an agreement for the development and commercialization of EP-2104R, the first MR agent molecularly targeted to a specific disease. EP-2104R is a gadolinium-based, fibrin-targeting MR contrast agent designed to detect blood clots within life threatening indications as stroke, cardiac thrombus or pulmonary embolism. While EPIX is responsible for the research and early clinical development of the project leading to clinical proof-of-concept data, Schering has the option for the late stage development and marketing.

Additional information
EP-2104R is a gadolinium-based, fibrin-targeting MR contrast agent designed to detect blood clots within half an hour of injection. EP-2104R has excellent affinity and specificity for human fibrin, and consists of a small peptide that is conjugated with several gadolinium chelates. Fibrin is an excellent target for an MR contrast agent, since it is present in arterial and venous clots at high concentrations (20-100 micromolar), and is a target for fibrinolytic therapy.

The new alliance between EPIX and Schering builds on the successful collaboration established in June 2000 for MS-325, a blood pool agent specifically designed for vascular imaging with MRI. Positive results for MS-325 from two of the four Phase III program trials were recently announced.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de

Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng